

A3
3/16

A3
2/29



12011658

UNITED STATES
SEC   SECURITIES AND EXCHANGE COMMISSION
Mail Processing   Washington, D.C. 20549
Section

FEB 27 2012

Washington, DC
123

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47069

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01\01\2011__ AND ENDING __12\31\2011__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BEEKMAN SECURITIES, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 THIRD AVE
(No. and Street)

NEW YORK   NEW YORK   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RISCHALL, NEIL D.
(Name – if individual, state last, first, middle name)

2294 NOSTRAND AVE   BROOKLYN   NY   11210
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

JD
3/2/12

OATH OR AFFIRMATION

I, __LYNETTE FEDERER__ ____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BEEKMAN SECURITIES, INC__ ____, as
of __DECEMBER 31__, 20 11 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

SIMON B. LANDSBERG
Notary Public, State of New York
No. 02LA6142525
Qualified in Queens County
Commission Expires March 20, 2016

_____
Notary Public

Lynette Feder
_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BEEKMAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

BEEKMAN SECURITIES, INC.
FINANCIAL STATEMENTS
31-Dec-11

TABLE OF CONTENTS

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash flows from operating activities

Net Income	$	(36,796)
Adjustments to reconcile net income to net cash provided by operating activities		
(Decrease) in accrued expenses		(1,226)
Total adjustments		(38,022)
Cash flows from financing activities		
Capital contributed		30,700
Net cash used by financing activities		30,700
Net increase in cash and equivalents		(7,322)
Cash and equivalents, beginning		20,867
Cash and equivalents, beginning	$	13,545

BEEKMAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beekman Securities Inc., (the "Company"). was incorporated September 1990 and is a registered broker dealer. The Company is a member of he Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company was formed to assist to its clients in arranging financing for schools and public housing.

Revenue Recognition

The Company recognized revenues upon the the placement of private financing transactions for its clients when the amount is determinable and realizable.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

At December 31, 2011. the company has net operating loss carryovers which amount to approximately $ 138,619 for income tax purposes that are available to offset future taxable income. The Company has provided for a full valuation allowance on the deferred tax asset due to the uncertainty of its realization.

6

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 250,000.

Note 3 – Capital Transactions

No additional working capital loans where outstanding as of December 31, 2011 that where not outstanding as of December 31, 2010.

Note 4 - Leases

The Company leases office space on a month to month basis at a cost of approximately $ 17,000 per year. In addition, the Company incurs an administrative fee of approximately $ 350 per month. For the year ended December 31, 2011, rent expense amounted to $ 17,700.

Note 5 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $ 5,000 or 1/5 of aggregate indebtedness.

At December 31, 2011 the Company had net capital, as defined, of $ 13,536 which exceeded the required minimum net capital by $ 10,112. Aggregate indebtedness at December 31, 2011 totaled $ 3,533 and the ratio of aggregate indebtedness to net capital was .35 to 1.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 21, 2012, the date of the financial statements were available for issuance.

BEEKMAN SECURITIES, INC.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2011

**Computation of Net Capital Under Rule 15c3-1
of the Securities and exchange Commission**

Computation of Net Capital Members' Equity	$	13,536
Deductions – Non – Allowable Assets		3,524
Net Capital, as defined		10,012
Minimum net capital required		5,000
Net Capital in excess of minimum requirement	$	5,012
Excess net capital at 1000%	$	9,659

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	3,533

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$	3,533	= 0.35
Net Capital	$	10,012	

The ration of aggregate indebtedness to net capital is .35
To 1 compared to the maximum allowable ration of 15 to 1.

**Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission**

The Company has claimed exemption from Rule 15c3-3 under the provisions
of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2011

**Information Relating to the Posession or Control Requirements
Under Rule 15c3-3:**

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$ 10,012
Net Capital, as computed	$ 10,012
Aggregate indebtedness, per focus report	$ 3,533
Aggregate indebtedness, as computed	$ 3,533

**Reconciliation of Determination of Reserve
Requirements Under Rule 15c3-3:**

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

To the Stockholders   February 21, 2012
Beekman Securities, Inc.
Brooklyn, New York

I have examined the accompanying financial statements of Beekman Securities, Inc. for the year ended December 31, 2011, and have issued my report thereon dated February 21, 2011. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email CPA@post.com

To the Stockholders
Beekman Securities, Inc.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Beekman Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 21, 2012

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 21, 2012

To the Stockholders
Beekman Securities, Inc.

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X–17A–5) of Beekman Securities, Inc. as of December 31, 2011.

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Beekman Securities, Inc., as of December 31, 2010 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 21, 2012